UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALBANY MOLECULAR RESEARCH, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

012423109

(CUSIP Number)

Luis Gerardo Gutierrez Fuentes

3-Gutinver, S.L.

Parque Tecnológico, Parcela 113

47151-Boecillo (Valladolid)

Spain

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2015

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 012423109	13D	Page

1	NAMES OF REPORTING PERSONS 3-GUTINVER, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% *
14	TYPE OF REPORTING PERSON CO

*	See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage of ownership.

CUSIP No. 012423109	13D	Page

1	NAMES OF REPORTING PERSONS Luis Gerardo Gutierrez Fuentes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage of ownership.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 (the “Common Stock”), issued by Albany Molecular Research, Inc. (the “Issuer”), whose principal executive offices are located at. 26 Corporate Circle, Albany, NY 12203.

Item 2.	Identity and Background

This statement is being filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 99.1, by 3-Gutinver, S.L., a corporation organized in Spain (“3-G”) and Luis Gerardo Gutierrez Fuentes (“Gerardo Gutierrez” and, together with 3-G, the “Reporting Persons”).

The address of the principal executive office of 3-G is Parque Tecnológico, Parcela 113, 47151-Boecillo (Valladolid), Spain. 3-G is a company organized and existing in Spain and was formed in Spain on December 20, 2001. 3-G is engaged in the business of developing, manufacturing and marketing pharmaceutical active ingredients, finished pharmaceutical forms and biotechnology.

The principal business address of Gerardo Gutierrez is Parque Tecnológico, Parcela 113, 47151-Boecillo (Valladolid), Spain. Gerardo Gutierrez’s principal occupation is chief executive officer of Gadea Grupo Farmaceutico, S.L. (the “Company”). Gerardo Gutierrez is a citizen of Spain and became a director of the Issuer on July 16, 2015.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

This statement is being filed in connection with the Share Purchase Agreement by and among the Company, the Issuer, Exirisk Spain, S.L.U., as Purchaser and wholly owned subsidiary of Issuer (“Subsidiary”), and all of the stockholders of the Company (the “Vendors”), dated July 16, 2015 (the “Stock Purchase Agreement”).

Pursuant to the terms of the Stock Purchase Agreement, on July 16, 2015, Subsidiary purchased all of the outstanding shares of common stock of the Company from each Vendor (the “Transaction”).

Through this Transaction, 3-G, one of the Vendors of the Company, received 42 million euros and 2,200,000 shares of Common Stock of the Issuer in consideration of its approximately 65% ownership in the Company.

3-G acquired the shares of Common Stock of the Issuer in the Transaction for investment purposes. In connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including the performance of the Common Stock in the market, the attractiveness of alternative business and investment opportunities, the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects and general stock market and economic conditions), the Reporting Persons may from time to time dispose of all or a portion of the Common Stock acquired pursuant to the Transaction held by such persons.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

The foregoing descriptions of the Stock Purchase Agreement and Transaction do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Stock Purchase Agreement, listed as Exhibit 2.1 hereto, is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 33,118,416 shares of Common Stock of the Issuer outstanding as of April 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015, plus 2,200,000 shares of Common Stock issued to 3-G pursuant to the Stock Purchase Agreement on July 16, 2015.

(1) As of the date hereof, 3-G directly owns 2,200,000 shares of Common Stock of the Issuer (approximately 6.6% of the total number of shares of Common Stock outstanding). 3-G has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 2,200,000 shares of Common Stock.

(2) Gerardo Gutierrez, as the Sole Administrator of 3-G has the ability to direct the management of 3-G’s business, including the power to vote and dispose of securities held by 3-G; therefore, Gerardo Gutierrez may be deemed to have indirect beneficial ownership of the 2,200,000 shares of Common Stock of the Issuer (approximately 6.6% of the total number of shares of Common Stock outstanding) held by 3-G and may be deemed to have shared voting and investment power over these shares of Common Stock.

(c) Except for the Stock Purchase Agreement described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Stock Purchase Agreement, on July 16, 2015, the Issuer and 3-G entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which has been filed by the Issuer on a Current Report on Form 8-K filed with the SEC on July 16, 2015. The Registration Rights Agreement provides for registration rights with respect to the Common Stock of the Issuer 3-G received through the Transaction, including the following:

•	Demand Registration. After the nine-month anniversary of the closing date of the Transaction, but before the earlier of (i) the two-year anniversary of the signing date of the Stock Purchase Agreement or (ii) the number of shares held by 3-G or any permitted transferee (the “Participating Holder”) is less than 1,000,000 shares, the Participating Holder may cause the Company to register the Common Stock of the Issuer held by the Participating Holder up to three times.

•	Piggy-Back Rights. If the Issuer proposes to register any of its securities under the Securities Act of 1933 in connection with the public offering of such securities solely for cash, the Issuer will be required to provide notice to the Participating Holder pursuant to the terms of the Registration Rights Agreement and provide the Participating Holder with the ability to include its Common Stock in the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Registration Rights Agreement, listed as Exhibit 3.2 hereto, is incorporated herein by reference.

Except for the Stock Purchase Agreement and Registration Rights Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Share Purchase Agreement by and among Albany Molecular Research, Inc., Gadea Grupo Farmaceutico, S.L., Exirisk Spain, S.L. and certain other persons thereto, dated as of July 16, 2015 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2015).

3.2	Registration Rights Agreement by and between Albany Molecular Research, Inc. and 3-Gutinver, S.L., dated as of July 16, 2015 (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 16, 2015).

99.1	Joint Filing Agreement, dated as of July 16, 2015, by and between 3-Gutinver, S.L. and Luis Gerardo Gutierrez Fuentes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2015	3-GUTINVER, S.L.

/s/ Luis Gerardo Gutierrez Fuentes
	Name:	Luis Gerardo Gutierrez Fuentes
	Title:	Sole Administrator

Date: July 17, 2015

/s/ Luis Gerardo Gutierrez Fuentes
	Name:	Luis Gerardo Gutierrez Fuentes